SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CNX GAS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Number)

P. JEROME RICHEY

Executive Vice President–Corporate Affairs, Chief Legal Officer and Secretary

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

Copy to:

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

May 28, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons CONSOL Energy Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 51-0337383
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 151,076,284
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 151,076,284
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,076,284†
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

1	Names of Reporting Persons CNX Gas Merger Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person CO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of CNX Gas Corporation, a Delaware corporation (“CNX Gas”). The principal executive offices of CNX Gas are located at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, PA 15317. The acquisition by CONSOL (as defined below) of 24,006,706 shares of Common Stock in connection with the closing of the tender offer by CONSOL for shares of Common Stock (the “Tender Offer”), and the acquisition by CONSOL of the remaining 1,269,511 outstanding shares of Common Stock in connection with the short form merger of CNX Gas and Merger Sub (as defined below) (the “Merger”), which exceeded two percent of that class, required that the CONSOL Reporting Persons (as defined below) file this statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background

(a) This Statement is being filed on behalf of CONSOL Energy Inc. (“CONSOL”), a Delaware corporation, and CNX Gas Merger Corporation (“Merger Sub”), a Delaware corporation (together with CONSOL, the “CONSOL Reporting Persons”).

(b) The address of the principal business and principal office of each of CONSOL and CNX Gas Merger Corporation is CNX Center, 1000 CONSOL Energy Drive, Canonsburg, PA 15317.

(c) The principal business of CONSOL is multi-fuel energy production and the provision of energy services. CNX Gas Merger Corporation has no operations, and has merged with and into CNX Gas.

(d) During the last five years, neither of the CONSOL Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the CONSOL Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CONSOL is, and Merger Sub prior to the merger into CNX Gas was, a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the shares of Common Stock $966,815,300.25, at a price of $38.25 per share. All of the funds required to acquire the shares of Common Stock were obtained from CONSOL’s available cash, including borrowings under its credit facility and/or proceeds from a recently completed offering of its common stock, as described in the Offer to Purchase, which is included as Exhibit 1 hereto and is incorporated by reference herein. A copy of CONSOL’s Amended and Restated Credit Agreement is attached as Exhibit 2 hereto.

Item 4.	Purpose of the Transaction

Prior to the consummation of the Tender Offer, CONSOL owned 125,800,067 shares of Common Stock, representing approximately 83.3% of the outstanding shares of Common Stock. As a result, CONSOL has been, and currently is, able to control the election of the entire Board of Directors of CNX Gas and control the vote on all matters submitted to a vote of CNX Gas’ stockholders, including the approval of mergers, consolidations, sales of some, all or substantially all of CNX Gas’ assets, issuances of capital stock and similar transactions. Prior to the consummation of the Tender Offer, CONSOL filed statements with the SEC with respect to the Common Stock on Schedule 13G pursuant to Section 13(g) of the Exchange Act. The acquisition by CONSOL of 24,006,706 shares of Common Stock in connection with the closing of the Tender Offer (including 1,255,062 shares subject to guaranteed delivery procedures), and 1,269,511 shares in the Merger, which exceeded two percent of that class, required that CONSOL file this Statement with the SEC on Schedule 13D pursuant to Section 13(d) of the Exchange Act.

CONSOL commenced the Tender Offer, in which each share of Common Stock tendered and not withdrawn was purchased for $38.25 in cash, upon the terms and subject to the conditions set forth in the Schedule TO filed with the SEC on April 28, 2010, including the Offer to Purchase, dated April 28, 2010 (together with all other exhibits thereto, and as amended, the “Schedule TO”).

The acquisition of the shares of Common Stock in the Offer and the Merger by CONSOL were part of a transaction pursuant to which CONSOL acquired all outstanding shares of Common Stock, and CNX Gas became a wholly owned subsidiary of CONSOL. For a description of the Tender Offer and the Merger, including the background of such transactions, see the Offer to Purchase (including the sections titled “Special Factors—Background of the Transaction”), which is included as Exhibit 1 hereto and is incorporated by reference herein.

Due to the acquisition by CONSOL of all outstanding shares of Common Stock not already owned by CONSOL in the Tender Offer and the Merger, the Common Stock has been delisted from the New York Stock Exchange and CONSOL intends to terminate the registration of the Common Stock and of CNX Gas with the SEC pursuant to section 12(g)(4) of the Exchange Act. CONSOL may also take action to amend the certificate of incorporation and bylaws of CNX Gas in the future.

Item 5.	Interest in Securities of the Issuer

(a) CONSOL owns, and has the sole power to vote and dispose of, 151,076,284 shares of Common Stock, which represent 100% of the outstanding shares of Common Stock.

(b) See Item 5(a) above.

(c) On May 28, 2010, CONSOL purchased 24,006,706 shares of Common Stock in the Tender Offer (including 1,255,062 shares subject to guaranteed delivery procedures), transferred 148,955,191 shares of Common Stock to Merger Sub, and effected a short form merger of Merger Sub into CNX Gas pursuant to the Delaware General Corporation Law. Except as described herein, the CONSOL Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the section of the Offer to Purchase titled “Special Factors—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Except as referenced above, including in the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of CNX Gas.

Item 7.	Material To Be Filed as Exhibits

Exhibit 1	Offer to Purchase, dated April 28, 2010, as amended (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by CONSOL on April 28, 2010, as amended by the Schedule TO-T/A and 13E-3/A filed by CONSOL on May 14, 2010, the Schedule TO-T/A and 13E-3/A filed by CONSOL on May 21, 2010, the Schedule TO-T/A and 13E-3/A filed by CONSOL on May 26, 2010 and the Schedule TO-T/A and 13E-3/A filed by CONSOL on May 27, 2010).

Exhibit 2	Amended and Restated Credit Agreement dated as of May 7, 2010, among CONSOL Energy Inc., certain of its subsidiaries and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL on May 13, 2010).

Exhibit 3	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL on March 22, 2010).

Exhibit 4	Amended and Restated Pledge Agreement, by and among the Pledgors named therein and Wilmington Trust Company, as collateral trustee, dated June 27, 2007 (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed by CONSOL on February 19, 2008).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2010

CONSOL Energy Inc.

By:	/s/ STEPHEN W. JOHNSON
Stephen W. Johnson Senior Vice President and General Counsel

CNX Gas Corporation, as successor to CNX Gas Merger Corporation

By:	/s/ STEPHEN W. JOHNSON
Stephen W. Johnson Senior Vice President and General Counsel